EXHIBIT J
Carrousel Capital Ltd.
203-205 Brompton Road
London SW3 1LA England
Tel: +44 20 7823 7044 Fax: +44 20 7823 7062
16 November 2005
Robert J. Callander
Chairman of the Board
The Brazil Fund, Inc.
c/o Deutsche Investment Management Americas Inc.
345 Park Avenue
New York, New York 10154
Dear Mr Callander,
We refer to your letter of November 11th, a copy of which we attach for your ease of reference.
Without prejudice to the issues raised in our letter of November 3rd, we would make the following points in response to your letter:
1.	The announcement made by the Board on October 28 does not, contrary to the statement made in your letter, state that the Board amended the Fund’s By-laws to change the date of the Annual Meeting pursuant to Article 7 of the Fund’s Articles of Incorporation. The Fund has yet to file any such amendment to the By-laws with the U.S. Securities and Exchange Commission; accordingly, we do not have access to such amendment. If an amendment has been made then we would ask for a copy to be sent to us forthwith and for details of the Directors attending the Board meeting in order that we may satisfy ourselves the amendment has been passed in accordance with the Articles.

2.	Section 2-504(f) of the Maryland General Corporation Law (the “MGCL”) provides that a Maryland corporation’s by-laws may require any stockholder proposing a nominee for election as a director, or any other matter for consideration at a stockholders’ meeting, to provide advance notice to the corporation. Section 2.11 of Article II of the Fund’s By-laws explicitly provides that a stockholder may make nominations of candidates for election as directors at any meeting. Our nominations of candidates for election as directors at the upcoming Special Meeting were made in accordance with Section 2.11 of the By-laws, based on the announcement of the Special Meeting made to Stockholders on October 28, and Section 2-504(f) of the MGCL. The Fund is therefore obligated to ensure that our nominations of candidates for election as directors are considered at the Special Meeting.

3.	The legal authorities that you cite are not relevant. Under the MGCL and the Fund’s By-laws, there is no mechanism for a stockholder of the Fund to give notice to other stockholders of an additional purpose of a Special Meeting. It is therefore implicit that the

Fund is obligated to provide updated notice to the Fund’s stockholders of our nominations. Otherwise, Section 2.11 of the By-laws and Section 2-504(f) of the MGCL are flawed.
In view of the above, we would invite you to explain why you consider that the nominations of candidates for election as directors that we have made do not comply with Section 2.11 of the By-laws; failing this, we will expect that the Fund will provide an updated notice to the Fund’s stockholders and that our nominations to be considered at the Special Meeting of December 13.
Notwithstanding the above, we reserve our right to bring proceedings as regards the issues raised in our letter of November 3rd.
Sincerely yours
/s/ Bruno Sangle-Ferriere
Bruno Sangle-Ferriere

THE BRAZIL FUND, INC.
345 Park Avenue
New York, New York 10154
November 11, 2005
Carrousel Capital Ltd.
203-255 Brompton Road
London SW3 1LA
Attention: Mr. Bruno Sangle-Ferriere, Director
The Brazil Fund, Inc.
Dear Mr. Sangle-Ferriere:
     I am writing, on behalf of the Board of Directors of The Brazil Fund, Inc. (the “Fund ”) in response to the November 3, 2005 letter from Carrousel Capital Ltd. (“Carrousel”) to the Fund, requesting that the Fund’s Board hold the Fund’s annual meeting of stockholders in December 2005, and to Carrousel’s November 7, 2005 letter notifying the Fund of Carrousel’s intent to nominate three people as Directors at the Fund’s Special Meeting of Stockholders (the “Special Meeting”) to be held on December 13, 2005.
     Article Seven of the Fund’s Articles of Incorporation authorizes the Board of Directors of the Fund to change the date of the annual meeting of stockholders by amending the By-Laws of the Fund. The Board, as stated in its announcement on October 28, 2005, amended the Fund’s By-Laws to change the date of the annual meeting pursuant to Article Seven because it believes that holding the Special Meeting solely to vote on the proposal to convert the Fund into an open-end investment company will prevent stockholder distraction and allow stockholders to concentrate fully on the open-ending proposal — a proposal for which Carrousel has expressed support.
     Accordingly, as stated in the Notice of Special Meeting of Stockholders filed by the Fund with the Securities and Exchange Commission on November 4, 2005, the sole purpose of the Special Meeting is to consider a proposal to convert the Fund from a closed-end investment company to an open-end investment company.
     Maryland General Corporation Law §2-504(b)(2)(i) requires that the purposes of a special meeting of stockholders be stated in the notice of such meeting. Only such purposes as are included in the notice of the special meeting may be considered at the meeting “and nothing can be done beyond the specified objects.” See, e.g., James J.

Hanks Jr., Maryland Corporation Law §7.3 (Aspen Publishers, 2004 Supp.); Mutual Fire Ins. Co. v. Farquhar, 86 Md. 668, 671 (1898). Therefore, because the sole purpose of the Special Meeting is to consider a proposal to convert the Fund from a closed-end investment company to an open-end investment company, Carrousel’s purported nominations will not be considered at the Special Meeting.
     If stockholders do not approve the proposal to convert the Fund into an open-end investment company, an annual meeting of stockholders of the Fund will be held in June 2006, as required by Maryland law and the regulations of the NYSE. The nomination and election of directors would occur at this annual meeting.
Very truly yours,
/s/ Robert J. Callander

Robert J. Callander
Chairman of the Board
on behalf of the full Board